SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS
2Q18

FOR IMMEDIATE RELEASE - São Paulo, July 11, 2018 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders focused on the upper-middle and high-income segments, announced today its operational results for the second quarter of 2018. The operational results are preliminary and subject to review by the auditors.

In 2Q18, Gafisa launched three projects with total PSV of R$399.9 million, which added to R$138.7 million launched in 1Q18 totaled R$538.6 million in 1H18, reminding that no launches were recorded in 1H17. These projects’ performance positively impacted gross sales, which totaled R$405.9 million, up by 38.3% and 68.5% versus 1Q18 and 2Q17, respectively. Cancellations came in line with 1Q18, resulting in the total amount of R$59.9 million in 2Q18, reaffirming our positioning of a new level for this item. These results allowed net sales to total R$345.9 million, up by 46.7% q-o-q and 172.1% y-o-y. Another 2Q18 highlight is the SoS of 19.9%, indicating a continued gradual inflection process in operational results, as already signaled in previous quarter. In 2Q18, we also delivered four projects on schedule with total PSV of R$301.0 million.

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)
Launches	399,875	138,715	188.3%	-	-
Gross Sales	405,858	293,460	38.3%	240,795	68.5%
Dissolutions	(59,912)	(57,702)	3.8%	(113,648)	-47.3%
Net Pre-Sales	345,946	235,757	46.7%	127,416	172.1%
Speed of Sales (SoS)	19.9%	14.4%	5.4 pp	7.9%	11.9 pp
Delivered PSV	300,991	-	-	479,869	-37.3%

Table 2. Inventory at Market Value 2Q18 x 1Q18 (R$ thousand)
	1Q18	Launches	Dissolutions	Gross Sales	Adjustments	2Q18	Q/Q (%)
Inventory	1,396,706	399,875	59,912	(405,858)	(55,009)	1,395,626	-0.1%

IR Contacts Carlos Calheiros Danielle Aline de Alencar Hernandes Telefone: +55 11 3025-9474 Email: ri@gafisa.com.br IR Website: www.gafisa.com.br/ri	Press Contacts Máquina Cohn & Wolfe Lívia Hormigo / Guilherme Justo Telephone: +55 11 3147-7414 Fax: +55 11 3147-7438 E-mail: gafisa@grupomaquina.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 11, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer